Exhibit 4.42

Shanghai HengshoutangHealth Technology Co., Ltd.

Equity Transfer Agreement

This Equity Transfer Agreement (hereinafter referred to as "this Agreement") is signed on October 28, 2020 (hereinafter referred to as "signing date") in Shanghai by and between the following parties:

(1)

Yijiasancan (Shanghai) E-commerce Co., Ltd., a limited liability company established and existing under Chinese laws, domiciled at Room 368, Section 302, No. 211, North Fute Road, China (Shanghai) Pilot Free Trade Zone (hereinafter referred to as "transferor");

(2)

Shanghai Xianggui Health Technology Co., Ltd., a limited liability company established and existing under Chinese laws, domiciled at Floor 1-2, Building 4, No. 1628, Lizheng Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone (hereinafter referred to as "transferee").

The transferor and the transferee are separately referred to as “one party” and collectively referred to as “both parties” in this Agreement.

Whereas,

(A)

Shanghai Hengshoutang Health Technology Co., Ltd. (hereinafter referred to as the "target company") is a legally established and validly existing limited liability company in China; as of the signing date, the registered capital of the target company is RMB 10 million, where the transferor contributes RMB 7 million, accounting for 70% of the total registered capital of the target company;

(B)

Subject to the terms and conditions of this Agreement, the transferor intends to sell to the transferee and the transferee intends to purchase from the transferor certain equity of the target company (hereinafter referred to as the "equity transfer").

Now, therefore, according to the applicable laws and regulations, the parties hereto have concluded the following terms and conditions through amicable negotiation:

Article 1 Definitions

Unless otherwise stipulated in the context, the following terms used herein shall have the following meanings:

1.

"Affiliate" with respect to a person, (i) refers to any other persons directly or indirectly controlling such person, or controlled by such person or jointly controlled by such person if such person is not a natural person; and (ii) refers to any other persons directly or indirectly controlled by such person or being the immediate relatives of such person if such person is a natural person. For the avoidance of doubt, the "immediate relatives" of a natural person refers to the person's spouse, and any parents, grandparents, children, grandchildren, and siblings of such person or his/her spouse.

2.

"Control" refers to the power to directly or indirectly decide or lead to the decision of a person's management and decision-making (whether through equity, partnership, or other ownership rights, contracts, or others).

3.	"Person" refers to a natural person, a company, a government agency, a joint venture, a partnership company, partnership, association, or other entities.

Article 2 Subject and Price of Equity Transfer

1.

Subject to the terms and conditions of this Agreement, the transferor agrees to sell to the transferee and the transferee agrees to purchase from the transferor 70% of the equity of the target company (corresponding to the registered capital RMB 7 million of the target company) and all its accompanying rights and interests (hereinafter referred to as "subject equity").

2.

Subject to the terms and conditions of this Agreement, the transferee shall pay the transferor a total amount of RMB 5 million (hereinafter referred to as the "transfer price") and perform its obligations under this Agreement as the full consideration of the subject equity.

3.	The transferee shall pay the transfer price to the transferor in full within six months after signing of this Agreement.

Article 3 Undertakings and Warranties

The transferor shall warrant that the subject equity is legally owned by the transferor, and the transferor possesses the full and effective disposition right thereto. The transferor shall warrant that the subject equity has no pledge or other security rights, and is free from claim from any third party.

Article 4 Rights and Obligations of Both Parties

1.	Both parties shall cooperate in the registration of industrial and commercial changes involved in this equity transfer.
2.	The transferee must pay the transfer price in time according to this Agreement.

Article 5 Special Provisions

1.

If the target company needs to purchase any commodities, the transferee shall ensure that the target company will give priority to the transferor and its affiliate to purchase commodities under the same conditions.

2.

The transferee undertakes that before the expiration of the corresponding contract period, it shall not actively require the target company to terminate the technology contract it has signed before the equity transfer or cancel its cooperation with the original supplier.

3.

Both parties have unanimously confirmed and agreed that from July 1, 2020, any profit or loss incurred by the target company shall be borne by the transferee in accordance with the law in proportion to its shareholding, and any profit, loss, or claim and debt incurred by the target company shall be unrelated to the transferor.

Article 6 Cancellation and Termination of Agreement

This Agreement may be cancelled or terminated with a written cancellation or termination agreement by and between the parties in case of any of the following circumstances:

1.	This Agreement cannot be performed due to force majeure or an external reason not caused by mistake of one party but out of control;
2.	One party loses the actual performance capability;
3.	The breach of one party or both parties seriously affects the economic interests of the non-breaching party and makes the performance of this Agreement unnecessary;
4.	The parties agree to cancel or terminate this Agreement after negotiation because of change of circumstance.

Article 7 Responsibility for Breach

If this Agreement cannot be performed or cannot be completely performed due to the breach of one party, the breaching party shall bear the responsibility for breach; if both parties are in breach, both parties shall bear their respective responsibility for breach based on the actual situation.

Article 8 Governing Law and Dispute Resolution

1.	This Agreement shall be governed and constructed according to the applicable laws of the People's Republic of China.
2.

Any dispute arising from or in connection with this Agreement shall be resolved by both parties through friendly negotiation. If negotiation fails, such dispute shall be submitted to Shanghai Arbitration Commission for arbitration in Shanghai.

Article 9 Miscellaneous

1.	This Agreement is made in quadruplicate, with each party hereto holding one copy and the target company holding two copies for handling of the relevant procedures.
2.	This Agreement shall come into effect after the signature of both parties.

(No text below; signature page)

(This page is left blank intentionally and serves as the signature page for the Equity Transfer Agreement of Shanghai Hengshoutang Health Technology Co., Ltd.）

Transferor:

Yijiasancan (Shanghai )E-commerce Co., Ltd.

(Seal)

Signature:	/s/ Wang Wei

Name:	Wang Wei

Title:	Legal representative

(This page is left blank intentionally and serves as the signature page for the Equity Transfer Agreement of Shanghai Hengshoutang Health Technology Co., Ltd.）

Transferee:

Shanghai Xianggui Health Technology Co., Ltd.

(Seal)

Signature:	/s/ Zeng Qingchun

Name:	Zeng Qingchun

Title:	Legal representative